UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRADINGS.NET, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Danny Yakoel
President
1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3140	**13-4055457**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Copies to:
Andrea Cataneo, Esq.
Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
(212) 930-9700
(212) 930-9724 (fax)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION

Item 1. Significant Parties

(a) The issuer's directors:

	Business Address	Residential Address
Danny Yakoel	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(b) The issuer's officers:

	Business Address	Residential Address
Danny Yakoel President	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi Secretary and Treasurer	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

	Shares	Percentage
Underwriters/1010 Irrevocable Trust (1) 35 Barrack Road Belize City, Belize	360,000	16.2
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2
Loxen Trading Company B.V.I.(2) c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC	136,250	6.1

115 Broadway New York, NY 10006		
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1

(1) The trustee of the Underwriters/1010 Irrevocable Trust is WalPart Trust, Registered and each of Dr. Ernst J. Walch, Esq., Dr. Andreas Schurti, Esq. and Urs Hanselman are directors of WalPart Trust, Registered and have voting and dispositive rights over the shares held by Underwriters/1010 Irrevocable Trust.
(2) Gary S. Greenstein and Majjid Ahmed jointly have voting and dispositive rights over the shares held by Loxen Trading Company B.V.I.

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Danny Yakoel
236 North Lincoln Avenue
Elberon NJ 07740

Robert Klein
1350 Broadway
New York, NY 10018

(g) Affiliates of the issuer: See responses above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in New York and New Jersey. We are in the process of filing a registration with the State of New York in connection with this offering and are relying on an exemption from filing a registration in the State of New Jersey pursuant to Section 50(b)(12) of the New Jersey Permanent Statutes. All such offerings will be made by one of our officers and/or directors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Tradings.Net, Inc.

(2) The title and amount of securities of securities issued: None

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: Not applicable

(4) The names and identities of the persons to whom the securities were issued:

Not applicable

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: Not applicable

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2008

Item 1. Cover Page

PRELIMINARY OFFERING CIRCULAR
TRADINGS.NET, INC.
1350 Broadway, Suite 1004
New York, New York 10018

12,000,000 SHARES OF
COMMON STOCK

This offering circular relates to the sale of 12,000,000 shares of our common stock, par value $0.001 per share by the management of Tradings.Net, Inc. at a price of $0.30 per share on a best efforts basis. We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the effective date, which may be extended for an additional 90 days if we choose to do so. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. If our shares become quoted on the Pinksheets, sales will be made at prevailing market prices or privately negotiated prices.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is ________, 2008.

Item 2. Distribution Spread

	Price to public	Underwriting discounts and commissions	Proceeds to Company
Per Share Offering Price	$0.30	$0	$0.30
Total	$3,600,000	$0	$3,600,000

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Tradings.Net," the "Company," "us," and "our" refer to Tradings.Net, Inc.

TRADINGS.NET, INC.

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand names "Noel Collection," "Canal" and "Stevie Miz" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the Pinksheets upon the effectiveness of this offering circular.

We are offering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the year ended December 31, 2006, we generated $3,015,947 in revenue and a net loss of $175,823.

Our executive offices are located at 1350 Broadway, Suite 1004, New York, New York 10018, and our telephone number is (212) 947-3220. We are a Nevada corporation.

The Offering

Common stock outstanding before the offering......................	2,227,000 shares
Common stock being offered...	Up to 12,000,000 shares
Common stock to be outstanding after the offering................ if all the offered shares are sold	14,227,000 shares
Use of proceeds..	If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $3,600,000. We intend to use these proceeds for (a) up to $1,500,000 for investment in inventory; (b) up to $400,000 for sales, marketing and promotion in the private label and traditional stock sales divisions; (c) up to $350,000 for our website development and expansion; (d) up to $270,000 for legal, auditing and transfer agent fees; (e) up to $360,000 for pay down of short terms debt; and (f) up to $720,000 for working capital.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Financial Results

If We Are Unable To Obtain Additional Funding, Our Business Operations Will Be Harmed. Even If We Do Obtain Additional Financing Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to obtain all required equipment and resources to operate an online wholesale shoe business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $2,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We May Not Be Able To Raise Sufficient Capital Or Generate Adequate Revenue To Meet Our Obligations And Fund Our Operating Expenses.

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern.

Risks Related To Our Business

We May Not Be Able To Compete With Current And Potential Online Wholesale Shoe Companies, Some Of Whom Have Greater Resources And Experience Than We Do.

The online shoe market is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

We Will Need To Raise Additional Equity Or Debt Financing In The Future.

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

We May Be Unable To Manage Our Growth Or Implement Our Expansion Strategy.

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

We Are Controlled By Current Officers, Directors And Principal Stockholders.

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 12.1% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Our Success Is Contingent On Our Ability To Anticipate Trends In The Fashion Industry And The Cyclical Nature Of The Fashion Industry.

Our success will depend in significant part upon its ability to anticipate and respond to product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that our products will correspond to the changes in taste and demand or that we will be able to successfully market products that respond to such trends. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, misjudgments in merchandise selection could adversely affect our image with our customers resulting in lower sales and increased markdown allowances for customers which could have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is cyclical, with purchases tending to decline during recessionary periods when disposable income is low. Purchases of contemporary shoes and accessories tend to decline during recessionary periods and also may decline at other times. In recent years we have had a difficult retail environment due in part to the warm weather conditions during the winter seasons in 2005 and 2006, which effected our fur and fur-lined boot sales, and in part due to the fact that some of our best-selling shoe concepts from 2003 and 2004 were copied and sold for a lower price by competitors during 2005 and 2006. However, we have still been able to maintain our growth, but there can be no assurance that we will be able to maintain our historical rate of growth in revenues and earnings, or remain profitable in the future. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer-spending habits and have a material adverse effect on our business, financial condition and results of operations.

Our Operations May Be Harmed If We Are Unable To Manage Our Inventory Properly.

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

We Are Subject To Risks Related To Extending Credit To Our Customers And If Our Customers Are Unable To Pay Us Amounts Due It Could Have An Impact On Our Operations.

Our customers consist principally of department stores and specialty stores, including shoe boutiques. Certain of our department store customers, including some under common ownership, account for significant portions of our business.

We generally enter into a number of purchase order commitments with our customers for each of our lines every season and do not enter into long-term agreements with any of our customers. Therefore, a decision by one of our significant customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or to change its manner of doing business could have a material adverse effect on our business, financial condition and results of operations. We sell our products primarily to retail stores across the United States and extend credit based on an evaluation of each customer's financial condition, usually without collateral. Various retailers, including some of our customers, have experienced financial difficulties in the past few years which increase the risk of extending credit to such retailers, our losses due to bad debts. Financial difficulties of a customer could cause us to curtail business with such customer or require us to assume more credit risk relating to such customer's account receivable.

We Rely On Foreign Manufacturers For Productions Of Shoes And Any Interruptions Could Disrupt Our Ability To Fill Customer Orders And Have A Material Impact On Our Ability To Operate.

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Our imported products are also subject to United States custom duties. The United States and the countries in which our products are produced or sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due To The High Level Of Competition In The Footwear Industry We Might Fail TO Compete Effectively, Which Would Harm Our Financial Condition And Operating Results.

The fashion footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of fashion footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

Fluctuation In Foreign Currency Could Have A Material Adverse Impact On Our Operations.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Our Securities

This Offering Is Being Made On A Best Efforts Basis With No Escrow Account So That We Will Receive All Proceeds From Sales Even If We Do Not Sell All Of The Shares Offered Hereby.

We are making this offering on a best efforts basis, and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our Failure To Sell All Of The Shares Offered Hereby Could Have A Material Adverse Effect On Our Business Plan.

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

If You Purchase Shares In This Offering, You Will Experience Immediate And Substantial Dilution.

The $0.30 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

There Is Currently No Public Market For Our Common Stock. Failure To Develop Or Maintain A Trading Market Could Negatively Affect The Value Of Our Shares And Make It Difficult Or Impossible For You To Sell Your Shares.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the Pinksheets, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the Pinksheets, the Pinksheets provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Offering

We are offering up to a total of 12,000,000 shares of common stock on a best efforts basis. The offering price is $0.30 per share. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 12,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and funds are received in our account.

We will sell the shares in this offering in the states of New York and New Jersey through Danny Yakoel our President and one of our directors and through Robert Klein our Director of Business Development. The foregoing individuals will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We have no intention of inviting broker-dealer participation in this offering.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Tradings.Net, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If we sell shares of our common stock under this offering circular in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales. Any person who purchases shares of our common stock from a selling security holder under this offering circular who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

Item 5. Use of Proceeds

USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures.

	0%	5%	10%	25%	50%	75%	100%
Gross Offering Proceeds	0	180,000	360,000	900,000	1,800,000	2,700,000	3,600,000

Less Offering Expenses:							
Legal Fees	57,000	57,000	57,000	57,000	57,000	57,000	57,000
Accounting Fees	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Printing Fees	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Net Offering Proceeds	**(87,000)**	**93,000**	**273,000**	**813,000**	**1,713,000**	**2,613,000**	**3,513,000**
Use of New Offering Proceeds							
Investment in inventory	0	27,000	106,000	316,000	790,000	1,185,000	1,580,000
Sales, marketing and promotion in the private label and traditional stock sales divisions	0	23,000	51,000	191,000	212,000	318,000	423,000
Website development and expansion	0	27,000	29,000	103,000	183,000	255,000	370,000
Pay down of short terms debt	0	0	44,000	97,000	147,000	285,000	380,000
Working capital	0	16,000	43,000	106,000	381,000	570,000	760,000

Item 6. Description of Business

BUSINESS

Organizational History

We were incorporated in the State of Nevada on April 16, 1999 and amended our Articles of Incorporation on August 1, 2000 so that we could (1) change the number of shares we were authorized to issue, (2) allow for the number of directors to be increased or decreased from time to time, and (3) specify certain acts that the company's officers and directors shall be liable for, notwithstanding the General Corporation Law of the State of Nevada.

Overview of Business

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand manufactured under our brand names "Noel Collection" and "Canal" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

Private Label Sales

Our private label sales division was formed to produce made-to-order wholesale shoes with our customer's label and specifications. The operations of this division services specialty stores, boutiques and chain stores in connection with their procurement of private label shoes. We arrange for shoe manufacturers to produce private label shoes to the specifications of our clients. We believe that by operating in the private label, specialty store market, we are able to maximize additional non-branded sales opportunities, which leverages our overall sourcing and design capabilities. Currently, this division serves as a private label producer for Steve Madden and Nordstrom, among others and generated net sales of $400,000 for the year ended December 31, 2006.

Traditional Stock Sales

Our traditional stock sales division designs, produces, sources, sells and markets our "Noel Collection" and "Canal" brands to major department stores and shoe stores throughout the United States. To serve our customers we create and market fashion forward footwear designed to appeal to customers seeking exciting, new footwear designs at affordable prices. Currently, this division supplies Bakers, Nine West and TJ Maxx department stores and show stores with its branded footwear and generated net sales of $700,000 for the year ended December 31, 2006.

Internet Sales

Although the online footwear industry has developed since the early nineties, along with all retail operations over the internet, this is primarily true of the consumer-oriented market. However, the business-to-business industry continues to primarily interact in traditional arenas. Our internet sales division not only provides our internet presence for the wholesale sale of footwear, through our website www.shoenet.com , but provides a full service website where we provide assistance to our wholesale customers in assisting with their retail operations by giving advice on how to operate a retail shoe concession or store and by providing a wide variety of the latest foot wear fashions and trends. Although many of our competitors also have an internet presence, they are usually provided solely for information services, but don't offer the full-service pricing, ordering and interactivity found on www.shoenet.com. Currently, this division has approximately 4,000 customers and receives approximately 200,000 hits a day and generated net sales of $1,900,000 for the year ended December 31, 2006.

Product Sourcing and Distribution

We source each of our product lines separately based on the individual design, styling and quality specifications of the products in such product lines. We do not own or operate manufacturing facilities; rather, we source the manufacture of our products through the following four independently owned manufacturers throughout the Far East: Ex-Cell Fashion Inc. in Taiwan, U.S. Paradox International Footwear Ltd. in Shenzhen, China, Summer Rio in Chengdu, China and Top Footwear in Shantou, China. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in our footwear are available from a number of sources, both within the United States and in foreign countries.

Our design and distribution processes are intended to be flexible, allowing us to maintain less inventory, and thereby lower overhead costs, but still be able to respond to and accommodate changing consumer demands. Our production staff tracks warehouse inventory on a regular basis, monitors sell-through data and incorporates input on product demand from wholesale customers.

We sell to retail and wholesale shoe sellers throughout the United States, Europe, Africa, Canada, Mexico and the United Kingdom. In order to deliver our products to our customers our shoes are distributed from three warehouses, one located in Santa Fe Springs, California, one located in Commerce, California and one located in Sayerville, New Jersey. All warehouses were selected for their strategic positions near ports, suppliers, and customers. We pay industry-competitive storage and handling rates on a monthly basis at all three warehouses and warehouse personnel receive and carry-out our instructions daily on inbound product receipts as well outbound customer shipments. We have no agreements with these warehouse and our costs vary on a monthly basis according to busy and slow seasons. At the warehouse in Santa Fe Springs, California we incurred average monthly costs of $5,000 during the 2006 fiscal year, with maximum monthly cost of $8,000 in busy seasons, and minimum monthly costs of $3,000 in slow seasons. At the warehouse in Sayerville, New Jersey we incurred average monthly costs of $1,000 during the 2006 fiscal year, with maximum monthly cost of $2,000 in busy seasons, and minimum monthly costs of $400 in slow seasons. At the warehouse in Commerce, California (EDS, Inc.) we incurred average monthly costs of $2,000 during the 2006 fiscal year, with maximum monthly cost of $4,000 in busy seasons, and minimum monthly costs of $200 in slow seasons.

Competition

The fashion footwear industry is highly competitive. Our competitors include specialty shoe companies, companies with diversified footwear product lines and other internet-based shoe wholesalers. Many of these competitors, including Steve Madden, Diesel, Kenneth Cole, Nine West, DKNY, Skechers, Nike and Guess, may have greater financial and other resources than we do. We believe that effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and we intend to continue to employ these elements as we develop our products.

Marketing and Sales

While we intend to utilize traditional marketing outlets, such as advertisements in industry magazines, mass media and utilizing a sales force, our overall marketing strategy is to rapidly attract new customers and increase revenues by utilizing the internet and focus on our the provision of our internet services. Our marketing strategy includes search engine marketing, which provides a link to our website, www.shoenet.com, when a user utilizes certain search terms. We are currently linked to a number of search engines including Google, Yahoo, MSN, Excite and AOL. We have also registered various strategically-selected domain names, which automatically direct potential customers to our primary website. Lastly, we have also utilized e-mail promotions by sending advertisements to targeted mailing lists.

Intellectual Property

We have no patents or trademarks, but we have registered the following domain names: www.shoenet1.com, www.shoetec.com, www.importshoes.com, www.exportshoes.com, www.shoebay.net and www. dealadayshoes.com, which we registered with domain name registrars accredited by the Internet Corporation for Assigned Names and Numbers (ICANN).

Government Regulation

In connection with the manufacturing, importation and distribution of our products internationally, the industry may in the future be subject to regulations by various governmental authorities. Such regulations could affect the manner in which we perform services. However, we are not aware of any existing or probable governmental regulations that may have a material effect on the normal operations of our business. There also are no relevant laws that require compliance by us that may have a material effect on the normal operations of the business.

EMPLOYEES

As of February 26, 2008 we had 12 full time employees. We have not experienced any work stoppages and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

The information in this Offering Circular contains forward-looking statements. All statements other than statements of historical fact made in this Offering Circular are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were formed and incorporated in the state of Nevada on April 16, 1999. We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth, however, will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale-down our expansion plans.

Liquidity and Capital Resources

Capital for our development has been provided by our founding shareholders and short-term loans from related parties. The capital has been used to fund acquisition of inventory and operating expenses.

In 2006 we had negative cash flow of $184,818. This shortfall was financed by borrowing an aggregate of $300,000 in short-term loans from two parties, Mr. Boruch Gottesman and Merchants Investments, Inc. The note, issued to Mr. Gottesman was dated August 15, 2006, in the principal amount of $200,000 had a maturity date of August 15, 2007 and an interest rate of 15%, payable quarterly. The other note, issued to Merchants Investments, Inc. was dated November 15, 2006, with a principal amount of $100,000 had a maturity date of November 15, 2007 and an interest rate of 15%, payable quarterly.

On August 15, 2007 these notes were paid off through a refinancing of an aggregate of $237,500 in new short-term loans from Mr. Gottesman and Mr. Yoni Kaymen. The note, issued to Mr. Gottesman, in the principal amount of $62,500 has a maturity date of December 31, 2007, an interest rate of 15%, payable quarterly and is convertible into shares of our common stock at a conversion price of $0.30 per share. The other note, issued to Mr. Kaymen, in the principal amount of $175,000 has a maturity date of December 31, 2007, an interest rate of 15%, payable quarterly and is convertible into shares of our common stock at a conversion price of $0.30 per share.

Stockholders' equity totaled $415,564 on December 31, 2006, and working capital was $383,955. We need to continue to raise funds through various financings to maintain operations until such time as cash generated by operations is sufficient to meet its operational and capital requirements. We currently intend to utilize bank credit lines, additional short term loans and factoring of inventory and receivables in order to provide us with funds for our current operational and capital requirements. We have a $90,000 line of credit from the Bank of America, that provides for a 12.25% interest, in which we had an outstanding balance of $87,718 on September 30, 2007. There can be no assurance that we will achieve profitable operations. There can be no assurance that we will be able to secure additional financing, or that such financing will be available on favorable terms.

If we cannot obtain the funding we need for normal operations and growth plans, we will modify our business model from one of a full service shoe wholesaler that fills orders immediately from well-represented inventory, to one of a shoe broker that advertises styles of other wholesalers on our internet site, then fill customer demands by ordering and re-shipping stock as needed by hard orders. A hard order is an order for which we received a substantial deposit or an approved payment at the time such order is placed by the customer. In the Private Label division we will seek business transactions where we act as an agent for retailers in the areas of manufacturing control, import coordination and domestic shipment to stores. These strategies will dramatically reduce working capital requirements, while possibly providing for margins adequate to make satisfactory contributions to overhead. Of course margins under these alternate strategies will be considerably less than current margins.

In the year ended December 31, 2000, the founding shareholders, Danny Yakoel and Haim Mizrahi, provided $25,000 in capital, in addition to making short-term loans to fund initial operations; Ahmid Majjid (an acquaintance of Haim Mizrahi's attorney) provided $13,200 in capital; Focus Investment Group, Jacob Hecker, Helen Koppel, Robert Rimberg, Nahum Samual and Cheryl Steinberg (all acquaintances or relatives of Danny Yakoel) provided an aggregate of $222,500 in capital; Gary Greenstein (Haim Mizrahi's attorney) provided $85,800 in capital; Bassie Horwitz and Meir Horwitz (both acquaintances of Haim Mizrahi) provided $75,000 in capital;

David Mizrahi (Haim Mizrahi's son) provided $25,000 in capital; Barry Shuman (a business associate of Danny Yakoel provided $20,000 in capital.

Plan of Operation and Financing Needs

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our Traditional Stock and Private Label divisions' sales through investments in compelling inventory, increasing marketing and promotion of our shoe brands, and creating a professional sales team; and (2) increasing our Internet Sales division through development and expansion of our Internet presence and partnerships.

Results of Operations

Years Ended December 31, 2006 and December 31, 2005

In December 2006 an adjustment was made to the accounts receivable balance of vendor U.S.Paradox Int'l Footwear Ltd. of approximately $300,000. The adjustment was made to Cost of Goods sold. This adjustment was made in error. The adjustment should have been made to "Due From Factor." The factor (Merchant Factors Corp.) made payments directly to U.S.Paradox Int'l Footwear Ltd. during 2006 based on a letter of credit. Those transactions were not recorded. The error was not discovered until after the December 31, 2006 financial statements were issued. The discovery of the error resulted in a restatement of our 2006 financial statements.

Total Net Sales for the twelve month periods ended December 31, 2006 and December 31, 2005 were $3,015,947 and $3,832,281 respectively, a 21% decrease. Total Gross profit for the same periods was $819,783 (2006) and $1,170,989 (2005), a 30% decrease. We experienced a Net Loss of $466,865 in 2006 versus a Net Profit After Tax of $20,404 in 2005.

The sales declines were restricted to our Traditional Stock and Private Label Divisions. The Traditional Stock and Private Label Divisions combined experienced a decline in Net Sales of $1,700,044 (from $2,801,052 in 2005 to $1,101,008 in 2006), with a corresponding decline in Gross Profit of $603,730 (from $627,071 in 2005 to $23,341 in 2006). However, in the fourth quarter of 2006 the Private Label sales division completed some large orders causing higher-than-expected receivables. These orders consisted of two orders, one in the amount of $33,000 and the other for $36,000, for a popular boot being sold during the winter season. These customers occasionally buy products from us when we are able to meet their delivery needs.

Our Internet Sales division, on the other hand, experienced substantial growth in Net Sales and Gross Profit. Approximate Internet sales in 2006 increased $883,710, or 86%, (from $1,031,229 in 2005 to $1,914,939 in 2006). Internet Gross Profit in 2006 increased $252,524, or 46%, (from 543,918 in 2005 to 796,442 in 2006).

General and Administrative Expense for the annual period ended December 31, 2006 was $1,220,464 as compared to $1,094,348 for the comparable period in 2005, or a 12% increase. Primary components of the increase include employee and shipping costs as our business shifted from relatively few bulk wholesale shipments in the Traditional Stock and Private Label Divisions, to many small, customer-service sensitive, shipments in the Internet Division.

As discussed, our Traditional Stock and Private Label divisions experienced sales declines, while the Internet Sales division experienced sales growth for the twelve month period ended December 31, 2006 as compared to the twelve month period ended December 31, 2005. Typically, Internet sales require substantially higher inventory levels as sufficient styles and colors must be carried to assure quick fulfillment of Internet orders as compared to the Private Label division, since it is a made-to-order business which requires little or no inventory. As our Internet sales have increased over the 2006 and 2005 fiscal years, we therefore made inventory management decisions to carry higher stocks to assure high-level Internet customer service and repeat sales. This resulted in an increased rate of inventory levels that did not correspond to a similar increase in sales.

Nine Months Ended September 30, 2007 and September 30, 2006

Total Net Sales for the nine month period ended September 30, 2007 and September 30, 2006 were $2,223,517 and $1,857,119 respectively, a 20% increase. Total Gross profit for the same periods was $1,001,188 (2007) and $379,840 (2006), a 164% increase. We experienced a Net Loss of $257,889 in 2007 versus a Net Profit After Tax of $421,725 in 2006.

General and Administrative Expense for the nine month period ended September 30, 2007 was $1,189,532 as compared to $782,700 for the comparable period in 2005, or a 52% increase. Primary components of the increase include Professional Fees related to the Regulation A Stock Offering, Employee and Shipping Costs related to increases in many small, customer-service sensitive, shipments in the Internet Division.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Accounts Receivable - We consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents - For purposes of the Statement of Cash Flows, we consider all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes - We account for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs - We expense advertising costs as incurred.

Inventories - Inventories are stated at the lower of cost or market using first in, first out (FIFO).

Recent Accounting Pronouncements

On February 16, 2006 the FASH issued SPAS 155, "Accounting for Certain Hybrid Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SPAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.'[1] SFAS 155 allows financial allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In March 2006, the PASS issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to PASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The

Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In September 2006 the Financial Account Standards Board (the "FASB") issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability iii its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net 'assets of a nor-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the 'fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Item 7. Description of Property

FACILITIES

We lease our main office which is located at 1350 Broadway, Suite 1004, New York, New York 10018, from 1350 Broadway Associates, c/o Helmsley-Spear, Inc. Agents. The lease has a term of 60 months, which began on November 1, 2003 and expires on October 31, 2008. We currently pay rent and related costs of approximately $6,500 per month for approximately 1,800 square feet of office space.

We are not dependent on a specific location for the operation of our business.

Item 8. Directors, Executive Officers and Significant Employees

Our executive officers and directors and their respective ages and positions as of February 26, 2008 are as follows:

Name	Age	Position
Danny Yakoel	60	President and Director
Haim Mizrahi	49	Secretary, Treasurer and Director

Executive Biographies

Danny Yakoel, President and Director - Mr. Yakoel has been our President and Director since April 1999.

Haim Mizrahi, Secretary, Treasurer and Director - Mr. Mizrahi has been our Secretary, Treasurer and Director since April 1999.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

Item 9. Remuneration of Directors and Officers

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the year ended December 31, 2006:

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
Haim Mizrahi	Secretary and Treasurer	$86,000
Danny Yakoel	President	$86,000
All Executive Officers and Directors as a Group (2 persons)		$172,000

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

Directors Compensation

The directors of our company do not presently receive compensation for their services as members of the Board. We are in the process of developing a compensation policy for our directors.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of February 26, 2008 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of	Number of Shares	Prior to Offering as a Percent of Total	Post-Offering as a Percent of Total Assuming all Shares Offered

Beneficial Owner (1)	Beneficially Owned (2)		are Sold
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9%	1.5%
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3%	1.2%
Underwriters/1010 Irrevocable Trust(1) 35 Barrack Road Belize City, Belize	360,000	16.2%	3.0%
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2%	2.1%
Loxen Trading Company B.V.I.(2) c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2%	2.1%
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
All Executive Officers and Directors as a Group (2 persons)	315,000	14.2%	2.2%

(1) The trustee of the Underwriters/1010 Irrevocable Trust is WalPart Trust, Registered and each of Dr. Ernst J. Walch, Esq., Dr. Andreas Schurti, Esq. and Urs Hanselman are directors of WalPart Trust, Registered and have voting and dispositive rights over the shares held by Underwriters/1010 Irrevocable Trust.
(2) Gary S. Greenstein and Majjid Ahmed jointly have voting and dispositive rights over the shares held by Loxen Trading Company B.V.I.

Item 11. Interest of Management and Others in Certain Transactions

Mr. Mizrahi and Mr. Yakoel, our executive officers and directors, each own 50% of the outstanding equity of R&D Shoes, Ltd., a wholesale shoe company that sells shoes exclusively to Conway Stores, Inc. a discount retailer with stores in New York, New Jersey and Pennsylvania. We often sell inventory to R&D Shoes and sometimes purchase excess inventory from R&D Shoes. During 2006 we had an aggregate of $355,600 of sales to R&D Shoes and made an aggregate of $187,049 purchases. In addition, to date we had an aggregate of $206,593 of sales to R&D Shoes and made an aggregate of $36,156 purchases during the 2007 fiscal year.

From time to time our executive officers and shareholders and their families provide us with short-term loans to cover seasonal and other cash needs. In most cases these loans are repaid within a few months and in some cases balances are maintained at competitive interest rates. Since the beginning of the 2006 fiscal year to the date hereof, we have borrowed the following amounts from the following individuals:

- Danny Yakoel, our President - $45,000,
- Haim Mizrahi, our Treasurer – $8,000, and
- Gil Einhorn, son-in-law of Mr. Mizrahi - $20,000.

The foregoing loans were provided without interest and are intended to be repaid from the proceeds of this offering, if less than the maximum proceeds under this offering are received we may need to repay these loans we have sufficient cash flow from working capital.

Item 12. Securities Being Offered

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of February 26, 2008, we had 2,227,000 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our directors and officers against all claims and liability by reason of serving as a director or officer. We are required to reimburse all legal expenses incurred by any director or officer in connection with that proceeding. We are not, however, required to reimburse any legal expenses in connection with any proceeding if a determination is made that the director or officer did not act in good faith or in a manner reasonably believed to be in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Table of Contents

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006
(UNAUDITED)

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 20,535
Due from factor (Note 2)	12,331
Accounts receivable - Non Factored (Note 1)	290,418
Inventory (Note 1)	490,266
Loans and exchanges (Note 3)	197,856
Total current assets	1,011,406
Property and equipment, net (Note 1 and 4)	17,223
Other Assets:	
Security deposit	14,386
TOTAL ASSETS	$ 1,043,015

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 536,360
Bank credit line (Note 5)	82,133
Notes payable (Note 6)	300,000
Total current liabilities	918,493
Stockholders' Equity:	
Common stock (Note7)	2,227
Paid-in-Capital	453,373
Accumulated deficit	(331,078)
Total Stockholders' Equity	124,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,043,015

RESTATED

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Net sales	$	3,015,947
Cost of sales (Schedule 1)		2,196,164
Gross Profit		819,783
General and Administrative Expenses (Schedule 2)		1,220,464
Operating (Loss)		(400,681)
Other Income (Expenses):		
Interest expense		(54,905)
Net (Loss) before provision for income tax		(455,586)
Provision for income tax		11,279
Net (Loss)	$	(466,865)
Net loss per common share (basic & diluted)		(0.2096)
Weighted average of common shares outstanding		2,227,000

RESTATED

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(466,865)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,790
Increase in accounts receivable		(81,150)
Increase in loans and exchanges		(197,856)
Increase in inventory		(118,976)
Increase in accounts payable		184,159
Net cash used by operating activities		(676,898)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(4,751)
Net cash used in investment activities		(4,751)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Decrease in due from factor		146,573
Increase in notes payable		300,000
Increase in bank credit line		82,133
Decrease in other notes payable		(31,875)
Net cash provided in financing activities		496,831
NET DECREASE IN CASH AND CASH EQUIVALENTS		(184,818)
CASH AND CASH EQUIVALENTS, January 1, 2006		205,353
CASH AND CASH EQUIVALENTS, December 31, 2006	$	20,535

RESTATED

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2006	22,270,000	$ 2,227	$ 453,373	$ 135,787	$ 591,387
Net loss	-	-	-	(466,865)	(466,865)
Balance at December 31, 2006	22,270,000	$ 2,227	$ 453,373	$ (331,078)	$ 124,522

RESTATED

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at December 31, 2006, are account balances totaling $328,035 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at December 31, 2006 consisted of amounts advanced to employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2006 property and equipment consists of the following:

Office and computer equipment	$ 45,155
Website development costs	7,515
	52,670
Less accumulated depreciation	35,447
	$ 17,223

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at December 31, 2006. As of December 31, 2006 the amount due on the credit line was $82,133.

6. NOTES PAYABLE

The company obtained short-term financing in the amount of $300,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2006 there were 22,270,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At December 31, 2006 no preferred shares were issued.

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,872 for the year ended December 31, 2006. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2006 were as follows:

Year Ending December 31,	Amount
2007	$ 56,173
2008	46,811
Total	$102,984

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$54,905
Cash payments for taxes	$11,279

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

14. CORRECTION OF ERRORS

The company's financial statements as of December 31, 2006 were restated to correct the following errors: (1) overstatement of due from factor by $291,042,
(2) understatement of cost of sales by $291,042. Retained earnings as of December 31, 2006 has been reduced by $291,042 to correct the effect of the errors.

15. REVERSE STOCK SPLIT

On February 27, 2007, the company's board of directors declared a one-for-ten reverse stock split. Each shareholder of record on February 27, 2007, received one share for every ten shares of common stock then held. The stock was issued May 29, 2007. The company retained the current par value of $.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts of the company's common stock have been restated to reflect the effect of the stock split.

Stockholders' equity reflects the reverse stock split by reclassifying from "Common stock" to "Additional paid-in capital" an amount equal to the par value of the difference in the number of shares arising from the reverse split.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$ 371,290
Purchases	2,075,065
Freight, customs and duty	240,075
	2,686,430
Inventory - Ending	490,266
Total cost of sales	$ 2,196,164

Schedule 2 - General and Administrative Expenses

Salaries	$ 241,685
Payroll taxes	38,541
Employee benefits	48,142
Commissions	161,473
Consulting	52,620
Advertising and promotions	17,466
Bank and credit card fees	52,614
Contributions	2,101
Computer expenses	14,960
Depreciation	3,790
Samples	3,531
Factoring charges	13,812
Insurance	3,567
Trade shows	19,318
Office expenses and miscellaneous	51,159
Postage and freight	214,268
Professional fees	26,425
Rent	109,872
Payroll processing	6,049
Telephone	23,002
Utilities	7,424
Travel and entertainment	17,268
Warehouse	91,377
Total General and Administrative Expenses	$ 1,220,464

RESTATED

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005
(UNAUDITED)

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	205,353
Due from factor (Note 3)		158,904
Accounts receivable - Non Factored (Note 1)		209,268
Inventory (Note 1)		371,290
Total current assets		944,815
Property and equipment, net (Note 1 and 2)		16,262
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	975,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	352,201
Other notes payable (Note 4)		31,875
Total current liabilities		384,076
Stockholders' Equity:		
Common stock (Note 5)		2,227
Paid-in-Capital		453,373
Retained earnings		135,787
Total Stockholders' Equity		591,387
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	975,463

TRADINGS.NET, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Net sales	$ 3,832,281
Cost of sales (Schedule 1)	2,661,292
Gross Profit	1,170,989
General and Administrative Expenses (Schedule 2)	1,094,348
Operating Profit	76,641
Other Income (Expenses):	
Interest expense	(53,291)
Net Income before provision for income tax	23,350
Provision for income tax	2,946
Net Income	20,404
Net income per common share (basic & diluted)	0.0091621
Weighted average of common shares outstanding	2,227,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	20,404
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		8,819
Decrease in accounts receivable		48,941
Increase in inventory		(239,548)
Decrease in loans and exchanges		18,337
Increase in accounts payable		300,317
Net cash provided by operating activities		157,270
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(11,681)
Net cash used in investment activities		(11,681)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Decreae in due from factor		34,099
Decrease in other notes payable		(63,312)
Net cash used in financing activities		(29,213)
NET INCREASE IN CASH AND CASH EQUIVALENTS		116,376
CASH AND CASH EQUIVALENTS, January 1, 2005		88,977
CASH AND CASH EQUIVALENTS, December 31, 2005	$	205,353

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earning	Total
Balance at January 1, 2005	22,270,000	$ 2,227	$ 453,373	$ 115,383	$ 570,983
Net income	-	-	-	20,404	20,404
Balance at December 31, 2005	22,270,000	$ 2,227	$ 453,373	$ 135,787	$ 591,387

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates .

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2005 there were no material differences that required deferred tax asset or liability.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2005 property and equipment consists of the following:

Office and computer equipment	$ 40,404
Website development costs	7,515
	47,919
Less accumulated depreciation	31,657
	$ 16,262

3. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet at December 31, 2005, are account balances totaling $631,329 of uncollected receivables transferred to Merchant Factors Corp.

4. OTHER NOTES PAYABLE

The note payable at December 31, 2005 consisted of notes payable to a stockholder and other related parties and vendors. The Notes are unsecured and due on demand.

5. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2005 there were 22,270,000 shares issued and outstanding.

6. PREFERRED STOCK

The Company has authorized the issuance of 500,000, preferred shares. At December 31, 2005 no preferred shares were issued.

7. OPERATING LEASE

The company leases its offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,004 for the year ended December 31, 2005. The lease agreement requires the company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2005 were as follows:

Year Ending December 31,	Amount
2006	$ 56,173
2007	56,173
2008	46,811
Total	$159,157

8. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

9. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$47,784
Cash payments for taxes	$ 2,946

15. REVERSE STOCK SPLIT

On February 27, 2007, the company's board of directors declared a one-for-ten reverse stock split. Each shareholder of record on February 27, 2007, received one share for every ten shares of common stock then held. The stock was issued May 29, 2007. The company retained the current par value of $.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts of the company's common stock have been restated to reflect the effect of the stock split.

Stockholders' equity reflects the reverse stock split by reclassifying from "Common stock" to "Additional paid-in capital" an amount equal to the par value of the difference in the number of shares arising from the reverse split.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$ 131,742
Purchases	2,459,797
Freight, customs and duty	441,043
	3,032,582
Inventory - Ending	371,290
Total cost of sales	$ 2,661,292

Schedule 2 - General and Administrative Expenses

Salaries	$ 302,110
Payroll taxes	25,596
Commissions	139,958
Advertising and promotions	4,104
Bank and credit card fees	30,703
Contributions	3,434
Computer expenses	11,734
Depreciation	8,819
Samples	19,761
Factoring charges	34,208
Insurance	51,123
Trade shows	20,366
Office expenses and miscellaneous	30,449
Postage and freight	152,187
Professional fees	33,711
Rent	123,394
Payroll processing	2,652
Telephone	23,729
Travel and entertainment	34,797
Utilities	2,002
Warehouse	39,511
Total General and Administrative Expenses	$ 1,094,348

TRADINGS.NET, INC.
BALANCE SHEET
AS OF SEPTEMBER 30, 2007
(UNAUDITED)

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	5,028
Due from factor (Note 2)		347
Accounts receivable - Non Factored (Note 1)		220,123
Inventory (Note 1)		495,634
Total current assets		721,132
Property and equipment, net (Note 1 and 4)		30,177
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	765,695

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	565,603
Bank credit line (Note 5)		87,718
Loans and exchanges (Note 3)		8,241
Notes payable (Note 6)		237,500
Total current liabilities		899,062
Stockholders' Equity:		
Common stock (Note7)		2,227
Paid-in-Capital		453,373
Accumulated deficit		(588,967)
Total Stockholders' Equity		(133,367)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	765,695

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)

Net sales	$ 2,223,517
Cost of sales (Schedule 1)	1,222,329
Gross Profit	1,001,188
General and Administrative Expenses (Schedule 2)	1,189,532
Operating (Loss)	(188,344)
Other Income (Expenses):	
Interest expense	(69,090)
Net (Loss) before provision for income tax	(257,434)
Provision for income tax	455
Net (Loss)	$ (257,889)
Net loss per common share (basic & diluted)	$ (0.115801)
Weighted average of common shares outstanding	2,227,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(257,889)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,347
Decrease in accounts receivable		70,295
Increase in loans and exchanges		206,097
Increase in inventory		(5,368)
Increase in accounts payable		29,243
Net cash used by operating activities		45,725
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:		
Purchase of property and equipment		(16,301)
Net cash used in investment activities		(16,301)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:		
Decrease in due from factor		11,984
Repayment of notes payable		(62,500)
Increase in bank credit line		5,585
Net cash provided in financing activities		(44,931)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,507)
CASH AND CASH EQUIVALENTS, January 1, 2007		20,535
CASH AND CASH EQUIVALENTS, September 30, 2007	$	5,028

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2007	2,227,000	$ 2,227	$ 453,373	$ (331,078)	$ 124,522
Net loss	-	-	-	(257,889)	(257,889)
Balance at September 30, 2007	2,227,000	$ 2,227	$ 453,373	$ (588,967)	$ (133,367)

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended September 30, 2007 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at September 30, 2007, are account balances totaling $93,722 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at September 30, 2007 consisted of amounts advanced to and from employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of September 30, 2007 property and equipment consists of the following:

Office and computer equipment	$ 61,456
Website development costs	7,515
	68,971
Less accumulated depreciation	38,794
	$ 30,177

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at September 30, 2007. As of September 30, 2007 the amount due on the credit line was $87,718.

6. NOTES PAYABLE

On August 15, 2007 notes payable in the amount of $300,000 were redeemed with cash and new notes in the amount of $237,500. The notes in the amount of $62,500 and $175,000 bare interest at a rate of 15% per annum and mature December 31, 2007. The notes are convertible into common stock at a conversion rate of $0.30 per share.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At September 30, 2007 there were 2,227,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At September 30 2007 no preferred shares were issued.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $53,583 for the nine months ended September 30, 2007. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of September 30, 2007 were as follows:

Year Ending September 30,	Amount
2008	$ 59,380
2009	4,948
Total	$ 64,328

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$69,090
Cash payments for taxes	$ 455

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

14. REVERSE STOCK SPLIT

On February 27, 2007, the company's board of directors declared a one-for-ten reverse stock split. Each shareholder of record on February 27, 2007, received one share for every ten shares of common stock then held. The stock was issued May 29, 2007. The company retained the current par value of $.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts of the company's common stock have been restated to reflect the effect of the stock split.

Stockholders' equity reflects the reverse stock split by reclassifying from "Common stock" to "Additional paid-in capital" an amount equal to the par value of the difference in the number of shares arising from the reverse split.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$ 490,266
Purchases	1,155,828
Freight, customs and duty	71,869
	1,717,963
Inventory - Ending	495,634
Total cost of sales	$ 1,222,329

Schedule 2 - General and Administrative Expenses

Salaries	$ 243,883
Payroll taxes	23,868
Employee benefits	35,533
Commissions	87,456
Licenses and permits	3,778
Advertising and promotions	42,285
Bank and credit card fees	58,859
Contributions	2,204
Computer expenses	21,104
Depreciation	3,347
Samples	11,125
Factoring charges	2,600
Insurance	3,191
Trade shows	11,691
Office expenses and miscellaneous	72,197
Postage and freight	247,406
Professional fees	137,304
Rent	53,583
Payroll processing	3,987
Telephone	15,034
Utilities	11,829
Travel and entertainment	9,956
Warehouse	87,312
Total General and Administrative Expenses	$ 1,189,532

TRADINGS.NET, INC.
BALANCE SHEET
AS OF SEPTEMBER 30, 2006
(UNAUDITED)

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	72,380
Due from factor (Note 2)		23,072
Accounts receivable - Non Factored (Note 1)		124,797
Inventory (Note 1)		541,389
Loans and exchanges (Note 3)		169,271
Total current assets		930,909
Property and equipment, net (Note 1 and 4)		15,231
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	960,526

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	514,258
Bank credit line (Note 5)		76,606
Notes payable (Note 6)		200,000
Total current liabilities		790,864
Stockholders' Equity:		
Common stock (Note7)		2,227
Paid-in-Capital		453,373
Accumulated deficit		(285,938)
Total Stockholders' Equity		169,662
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	960,526

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)

Net sales	$ 1,857,119
Cost of sales (Schedule 1)	1,477,279
Gross Profit	379,840
General and Administrative Expenses (Schedule 2)	782,700
Operating (Loss)	(402,860)
Other Income (Expenses):	
Interest expense	(10,769)
Net (Loss) before provision for income tax	(413,629)
Provision for income tax	8,096
Net (Loss)	$ (421,725)
Net loss per common share (basic & diluted)	$ (0.189369)
Weighted average of common shares outstanding	2,227,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (421,725)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,842
Decrease in accounts receivable	84,471
Increase in loans and exchanges	(201,146)
Increase in inventory	(170,099)
Increase in accounts payable	162,057
Net cash used by operating activities	(543,600)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(1,811)
Net cash used in investment activities	(1,811)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Decrease in due from factor	135,832
Increase in note payable	200,000
Increase in bank credit line	76,606
Net cash provided in financing activities	412,438
NET DECREASE IN CASH AND CASH EQUIVALENTS	(132,973)
CASH AND CASH EQUIVALENTS, January 1, 2006	205,353
CASH AND CASH EQUIVALENTS, September 30, 2006	$ 72,380

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2007	2,227,000	$ 2,227	$ 453,373	$ 135,787	$ 591,387
Net loss	-	-	-	(421,725)	(421,725)
Balance at September 30, 2007	2,227,000	$ 2,227	$ 453,373	$ (285,938)	$ 169,662

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended September 30, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories:

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at September 30, 2006, are account balances totaling $177,585 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at September 30, 2006 consisted of amounts advanced to and from employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(UNAUDITED)

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of September 30, 2006 property and equipment consists of the following:

Office and computer equipment	$ 42,215
Website development costs	7,515
	49,730
Less accumulated depreciation	34,499
	$ 15,231

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at September 30, 2006. As of September 30, 2007 the amount due on the credit line was $76,606.

6. NOTES PAYABLE

The company obtained short-term financing in the amount of $200,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At September 30, 2006 there were 2,227,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At September 30 2006 no preferred shares were issued.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(UNAUDITED)

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $84,850 for the nine months ended September 30, 2006. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of September 30, 2006 were as follows:

Year Ending September 30,	Amount
2007	$ 63,600
2008	59,380
2009	4,948
Total	$ 127,928

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$10,769
Cash payments for taxes	$ 8,096

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

14. REVERSE STOCK SPLIT

On February 27, 2007, the company's board of directors declared a one-for-ten reverse stock split. Each shareholder of record on February 27, 2007, received one share for every ten shares of common stock then held. The stock was issued May 29, 2007. The company retained the current par value of $.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts of the company's common stock have been restated to reflect the effect of the stock split.

Stockholders' equity reflects the reverse stock split by reclassifying from "Common stock" to "Additional paid-in capital" an amount equal to the par value of the difference in the number of shares arising from the reverse split.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$ 371,290
Purchases	1,505,498
Freight, customs and duty	141,880
	2,018,668
Inventory - Ending	541,389
Total cost of sales	$ 1,477,279

Schedule 2 - General and Administrative Expenses

Salaries	$ 171,643
Payroll taxes	32,803
Employee benefits	36,767
Commissions	107,869
Licenses and permits	325
Advertising and promotions	10,934
Bank and credit card fees	35,838
Contributions	1,696
Computer expenses	10,910
Depreciation	2,842
Samples	3,265
Factoring charges	10,359
Insurance	3,279
Trade shows	19,318
Office expenses and miscellaneous	21,459
Postage and freight	136,575
Professional fees	35,520
Rent	49,851
Payroll processing	4,751
Telephone	17,029
Travel and entertainment	8,776
Warehouse	60,891
Total General and Administrative Expenses	$ 782,700

PART III - EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation **
2.2	Articles of Amendment to Articles of Incorporation filed April 27, 2001**
2.3	Articles of Amendment to Articles of Incorporation filed April 25, 2002**
2.4	Certificate of Correction filed April 30, 2002**
2.5	By-Laws **
3.1	Form of Common Stock Certificate **
4.1	Form of Subscription Agreement *
6.1	Agreement of Lease, dated November 1, 2003, by and between 1350 Broadway Associates and Tradins.Net, Inc.**
6.2	Promissory Note, dated August 15, 2006, issued to Boruch Gottesman.**
6.3	Promissory Note, dated November 15, 2006, issued to Merchants Investments, Inc.**
6.4	Convertible Debenture, dated August 15, 2007, issued to Boruch Gottesman.**
6.5	Convertible Debenture, dated August 15, 2007, issued to Yoni Kayman.**
6.6	ALS BCE Engagement Transmittal issued by Bank of America, dated May 10, 2006**
10.1	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1)
11.1	Opinion of Sichenzia Ross Friedman Ference LLP **

* Filed herewith
** Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 26, 2008.

TRADINGS.NET, INC.

By: ____________________
Danny Yakoel
President and Director
(Principal Executive Officer)

By: ____________________
Haim Mizrahi
Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Danny Yakoel	President and Director (Principal Executive Officer)	February 26, 2008
Haim Mizrahi	Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	February 26, 2008

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this "Agreement") made as of the last date set forth on the signature page hereof between Tradings.Net, Inc. (the "Company"), and the undersigned (the "Subscriber").

W I T N E S S E T H:

WHEREAS, the Company is offering up to 12,000,000 shares of common stock, par value $0.001 per share (the "Shares"), on a "best efforts" basis, at a price of $0.30 per Share;

WHEREAS, the Company intends to offer the Shares directly pursuant to Regulation A promulgated under the Securities Act of 1933, as amended; and

WHEREAS, the Subscriber desires to purchase Shares in the amount set forth on the signature page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR SHARES AND REPRESENTATIONS BY SUBSCRIBER

Subject to the terms and conditions hereinafter set forth and in the offering circular dated ________, 2008 (such offering circular, together with all amendments thereof and supplements and exhibits thereto, the "Offering Circular"), the Subscriber hereby irrevocably subscribes for and agrees to purchase from, and the Company agrees to sell to the Subscriber, such number of Shares which is set forth on the signature page hereof. The purchase price is payable by check or certified funds made payable to "Tradings.Net, Inc." contemporaneously with the execution and delivery of this Agreement by the Subscriber.

1.1 The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (b) the Subscriber may not be able to liquidate its investment; (c) transferability of the Shares is extremely limited; (d) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; (e) the Company has not paid any dividends since its inception and does not anticipate paying any dividends; and (f) the Company may issue additional securities in the future which have rights and preferences that are senior to those of the Shares. Without limiting the generality of the representations set forth below, the Subscriber represents that the Subscriber has carefully reviewed the section of the Offering Circular captioned "Risk Factors."

1.2 The Subscriber represents that the Subscriber is an "accredited investor" as such term is defined in Rule 501 of Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), as indicated by the Subscriber's responses to the questions contained in Article V hereof, and that the Subscriber is able to bear the economic risk of an investment in the Shares.

1.3 The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange nor on an automated quotation system, or the Subscriber has employed the services of a "purchaser representative" (as defined in Rule 501 of Regulation D), attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Shares to evaluate the merits and risks of such an investment on the Subscriber's behalf; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

1.4 The Subscriber hereby acknowledges receipt and careful review of this Agreement, the Offering Circular (which includes the Risk Factors), including all exhibits thereto, and any documents which may have been made available upon request as reflected therein (collectively referred to as the "Offering Materials") and hereby represents that the Subscriber has been furnished by the Company during the course of the Offering with all information regarding the Company, the terms and conditions of the Offering and any additional information that the Subscriber has requested or desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company and the terms and conditions of the Offering.

1.5 (a) In making the decision to invest in the Shares the Subscriber has relied solely upon the information provided by the Company in the Offering Materials. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares other than the Offering Materials.

(b) The Subscriber represents that (i) the Subscriber was contacted regarding the sale of the Shares by the Company with whom the Subscriber had a prior substantial pre-existing relationship and (ii) no Shares were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Subscriber did not (A) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

1.6 The Subscriber hereby represents that the Subscriber, either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly), has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby.

1.7 The Subscriber hereby represents that the address of the Subscriber furnished by Subscriber on the signature page hereof is the Subscriber's principal residence if Subscriber is an individual or its principal business address if it is a corporation or other entity.

1.8 The Subscriber represents that the Subscriber has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Shares. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

1.9 If the Subscriber is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, it is authorized and qualified to invest in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

1.10 The Subscriber acknowledges that if he or she is a Registered Representative of a FINRA member firm, he or she must give such firm the notice required by the FINRA's Rules of Fair Practice, receipt of which must be acknowledged by such firm in Section 7.4 below.

II. REPRESENTATIONS BY AND COVENANTS OF THE COMPANY

The Company hereby represents and warrants to the Subscriber that:

2.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full corporate power and authority to conduct its business.

2.2 Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth is as set forth in the Company's Offering Materials, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable. Except as set forth in the Offering Materials there are no outstanding options, warrants, agreements, convertible securities, preemptive rights or other rights to subscribe for or to purchase any shares of capital stock of the Company. Except as set forth in the Offering Materials, and as otherwise required by law, there are no restrictions upon the voting or transfer of any of the shares of capital stock of the Company pursuant to the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), By-Laws or other governing documents or any agreement or other instruments to which the Company is a party or by which the Company is bound.

2.3 Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (i) authorization execution, delivery and performance of this Agreement by the Company; and (ii) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable. The issuance and sale of the Shares contemplated hereby will not give rise to any preemptive rights or rights of first refusal on behalf of any person which have not been waived in connection with this offering.

III. <u>TERMS OF SUBSCRIPTION</u>

3.1 Pending the sale of the Shares, all funds paid hereunder shall be deposited with the Company.

3.2 Certificates representing the Shares purchased by the Subscriber pursuant to this Agreement will be prepared for deliver to the Subscriber within 15 business days following the closing of the Offering (the "Closing") at which such purchase takes place. The Subscriber hereby authorizes and directs the Company to deliver the certificates representing the Shares purchased by the Subscriber pursuant to this Agreement directly to the Subscriber's residential or business address indicated on the signature page hereto.

IV. <u>MISCELLANEOUS</u>

4.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, addressed as follows:

if to the Company, to it at:

Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, New York 10018
Attn: Danny Yakoel
President

With a copy to:

Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006
Attn: Andrea Cataneo, Esq.

if to the Subscriber, to the Subscriber's address indicated on the signature page of this Agreement.

Notices shall be deemed to have been given or delivered on the date of mailing, except notices of change of address, which shall be deemed to have been given or delivered when received.

4.2 Except as otherwise provided herein, this Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

4.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

4.4 Upon the execution and delivery of this Agreement by the Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided, subject, however, to the right hereby reserved by the Company to enter into the same agreements with other subscribers and to add and/or delete other persons as subscribers.

4.5 NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO SUCH STATE'S PRINCIPLES OF CONFLICTS OF LAW. IN THE EVENT THAT A JUDICIAL PROCEEDING IS NECESSARY, THE SOLE FORUM FOR RESOLVING DISPUTES ARISING OUT OF OR RELATING TO THIS AGREEMENT IS THE SUPREME COURT OF THE STATE OF NEW YORK IN AND FOR THE COUNTY OF NEW YORK OR THE FEDERAL COURTS FOR SUCH STATE AND COUNTY, AND ALL RELATED APPELLATE COURTS, THE PARTIES HEREBY IRREVOCABLY CONSENT TO THE JURISDICTION OF SUCH COURTS AND AGREE TO SAID VENUE.

4.6 In order to discourage frivolous claims the parties agree that unless a claimant in any proceeding arising out of this Agreement succeeds in establishing his claim and recovering a judgment against another party (regardless of whether such claimant succeeds against one of the other parties to the action), then the other party shall be entitled to recover from such claimant all of its/their reasonable legal costs and expenses relating to such proceeding and/or incurred in preparation therefor.

4.7 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

4.8 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

4.9 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

4.10 This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

4.11 Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement, except (a) for the holders of Registrable Securities.

V. CONFIDENTIAL INVESTOR QUESTIONNAIRE

5.1 The Subscriber represents and warrants that he, she or it comes within one category marked below, and that for any category marked, he, she or it has truthfully set forth, where applicable, the factual basis or reason the Subscriber comes within that category. ALL INFORMATION IN RESPONSE TO THIS SECTION WILL BE KEPT STRICTLY CONFIDENTIAL. The undersigned agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category A ___ The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation. In calculating net worth you may include equity in personal property and real estate, including your principal residence, cash, short-term investments, stock and securities. Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.

Category B ___ The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C ___ The undersigned is a director or executive officer of the Company which is issuing and selling the Securities.

Category D ___ The undersigned is a bank; a savings and loan association; insurance company; registered investment company; registered business development company; licensed small business investment company ("SBIC"); or employee benefit plan within the meaning of Title 1 of ERISA and (a) the investment decision is made by a plan fiduciary which is either a bank, savings and loan association, insurance company or registered investment advisor, or (b) the plan has total assets in excess of $5,000,000 or (c) is a self directed plan with investment decisions made solely by persons that are accredited investors. (describe entity)

Category E ___ The undersigned is a private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940. (describe entity)

Category F ___ The undersigned is either a corporation, partnership, Massachusetts business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in each case not formed for the specific purpose of acquiring the Shares and with total assets in excess of $5,000,000. (describe entity)

Category G ___ The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, where the purchase is directed by a "sophisticated investor" as defined in Regulation 506(b)(2)(ii) under the Act.

Category H ___ The undersigned is an entity (other than a trust) in which all of the equity owners are "accredited investors" within one or more of the above categories. If relying upon this Category alone, each equity owner must complete a separate copy of this Agreement. (describe entity)

Category I ___ The undersigned is not within any of the categories above and is therefore not an accredited investor.

The undersigned agrees that the undersigned will notify the Company at any time on or prior to the Closing Date in the event that the representations and warranties in this Agreement shall cease to be true, accurate and complete.

5.2 SUITABILITY (please answer each question)

(a) For an individual Subscriber, please describe your current employment, including the company by which you are employed and its principal business:

(b) For an individual Subscriber, please describe any college or graduate degrees held by you:

____
____
____

(c) For all Subscribers, please list types of prior investments:

____
____
____
____

(d) For all Subscribers, please state whether you have participated in other private placements before:

YES______ NO______

(e) If your answer to question (d) above was "YES", please indicate frequency of such prior participation in private placements of:

	Public Companies	Private Companies	Public or Private VoIP or other Communications Companies
Frequently	________	________	________
Occasionally	________	________	________
Never	________	________	________

(f) For individual Subscribers, do you expect your current level of income to significantly decrease in the foreseeable future:

YES______ NO______

(g) For trust, corporate, partnership and other institutional Subscribers, do you expect your total assets to significantly decrease in the foreseeable future:

YES______ NO______

(h) For all Subscribers, do you have any other investments or contingent liabilities which you reasonably anticipate could cause you to need sudden cash requirements in excess of cash readily available to you:

YES______ NO______

(i) For all Subscribers, are you familiar with the risk aspects and the non-liquidity of investments such as the securities for which you seek to subscribe?

YES______ NO______

(j) For all Subscribers, do you understand that there is no guarantee of financial return on this investment and that you run the risk of losing your entire investment?

YES______ NO______

5.3 MANNER IN WHICH TITLE IS TO BE HELD. (circle one)

(a) Individual Ownership
(b) CommSharey Property
(c) Joint Tenant with Right of Survivorship (both parties must sign)
(d) Partnership*
(e) Tenants in Common
(f) Company*
(g) Trust*
(h) Other*

*If Securities are being subscribed for by an entity, the attached Certificate of Signatory must also be completed.

5.4 FINRA AFFILIATION.

Are you affiliated or associated with an FINRA member firm (please check one):

Yes ________ No ________

If Yes, please describe:

____
____
____

*If Subscriber is a Registered Representative with an FINRA member firm, have the following acknowledgment signed by the appropriate party:

The undersigned FINRA member firm acknowledges receipt of the notice required by Article 3, Sections 28(a) and (b) of the Rules of Fair Practice.

____
Name of FINRA Member Firm

By: ______________________________
Authorized Officer

Date: ______________________________

5.5 The undersigned is informed of the significance to the Company of the foregoing representations and answers contained in the Confidential Investor Questionnaire contained in this Article V and such answers have been provided under the assumption that the Company will rely on them.

Number of Shares _____ for aggregate of $ ________.

______________________________	______________________________
Signature	Signature (if purchasing jointly)
______________________________	______________________________
Name Typed or Printed	Name Typed or Printed
______________________________	______________________________
Title (if Subscriber is an Entity)	Title (if Subscriber is an Entity)
______________________________	______________________________
Entity Name (if applicable)	Entity Name (if applicable
______________________________	______________________________
______________________________	______________________________
Address	Address
______________________________	______________________________
City, State and Zip Code	City, State and Zip Code
______________________________	______________________________
Telephone-Business	Telephone-Business
______________________________	______________________________
Telephone-Residence	Telephone-Residence
______________________________	______________________________
Facsimile-Business	Facsimile-Business
______________________________	______________________________
Facsimile-Residence	Facsimile-Residence
______________________________	______________________________
Tax ID # or Social Security #	Tax ID # or Social Security #
Name in which securities should be issued:	______________________________

Dated: ____________, 2008

This Subscription Agreement is agreed to and accepted as of ________________, 2008.

Tradings.Net, Inc.

By:________________________________
Name:
Title:

CERTIFICATE OF SIGNATORY

(To be completed if Shares are
being subscribed for by an entity)

I, ______________________________, am the ______________________________ of ______________________________ (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Shares, and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand this _______ day of ________________, 2005

____
(Signature)

END